FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For February 1, 2008

Commission File Number 0- 50822

NWT URANIUM CORP.

(Translation of Registrant’s name into English)

36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

This Form 6-K consists of:

“NWT Uranium Corp. (TSX-V: NWT; OTCBB: NWURF) has delivered a notice to Azimut Exploration Inc. (TSX-V: AZM) in response to Azimut’s Notice of Default, which had been delivered to NWT on December 17, 2007. The notice provided by NWT advises Azimut that all alleged defaults are without merit or have been resolved in any event by issuance of the curative notice. The Option Agreements provide that no termination will occur provided such a notice is delivered within 60 days of the Notice of Default. NWT is of the opinion that the Option Agreements remain in good standing and NWT looks forward to a successful 2008 field season.

In the meantime, NWT continues to work towards the completion of its Arrangement Agreement with Nu-Mex Uranium Corp., which was signed on December 20, 2007.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NWT URANIUM CORP.
By:	/s/ Marek Kreczmer
Marek Kreczmer President and CEO

Date: February 4, 2008